UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN CALIFORNIA BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

601 MUNRAS AVENUE
Address of Principal Executive Office (Street and Number)

MONTEREY, CALIFORNIA 93940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Northern California Bancorp, Inc. (the “Company”) hereby reports that it will not be able to file its annual report on Form 10-K for the year ended December 31, 2011 (the “Report”) by March 30, 2011, the prescribed due date of the Report, because the Company requires additional time to complete the review of its financial statements included in the Report.  Further, the Company’s wholly-owned bank subsidiary, Monterey County Bank (the “Bank”), is in receipt of a recently communicated results of a regulatory visitation  and the Company will need additional time to assess the results of the regulatory visitation and its impact on the Company’s results of operations and financial condition as of and for the year ended December 31, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	S. Alan Rosen	(818)	591-2121
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Supplement.

Northern California Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Bruce N. Warner
Bruce N Warner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SUPPLEMENT

Part IV, Item 3

The following discussion summarizes the anticipated significant changes in the results of operations for 2011 compared to 2010.  All figures and ratios shown for 2011 are subject to final review.

The following table shows the balances, the dollar changes and the percentage changes of the significant items in the Bank’s statements of operations for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended			Percentage
	December 31,		Increase	Increase
	2011	2010	(Decrease)	(Decrease)
Total Interest Income	$11,293	$12,421	$(1,128)	(9.08)%
Total Interest Expense	4,140	5,737	(1,597)	(27.84)%
Net Interest Income	7,153	6,684	469	7.02%

Provision for loan losses	6,200	—	6,200	N/A %
Net Interest income after provision for loan losses	953	6,684	(5,731)	(85.74)%

Total non-interest income	4,190	8,553	(4,363)	(51.01)%
Total non-interest expense	13,737	17,314	(3,577)	(20.66)%

Income tax provision (benefit)	3,398	(1,371)	4,769	N/A %
Net income (loss)	$(11,992)	$(706)	$(11,286)	1,598.58%

For the year ended December 31, 2011, the Company recorded a net loss of $11,992,000 compared to a net loss of $706,000 for the year ended December 31, 2010, reflecting a decrease of $11.3 million or 1,598.56% in 2011 compared to 2010.   The decrease in net income can be attributed primarily to: (i) the decrease of $1.1 million or 9.08% in interest income from $12.4 million in 2010 to $11.3 million in 2011; (ii) the decrease in non-interest income of $4.4 million or 51.01% from $8.6 million in 2010 to $4.2 million in 2011; (iii) a $6.2 million provision for loan losses in 2011 from no provision in 2010; and (iv) the increase in income tax provision of $4.8 million from a benefit of $1.4 million in 2010 to a provision of $3.4 million in 2011.    The decrease in net income was offset by a decrease in interest expense of $1.6 million, or 27.84%, from $5.7 million in 2010 to $4.1 million in 2011 and a decrease in non-interest expense of $3.6 million, or 20.66%, from $17.3 million in 2010 to $13.7 million in 2011.

The primary reasons for the increase in net interest income are because average interest-earning assets decreased $18.1 million or 7.44% from $243.5 million in 2010 to $225.4 million in 2011 and the average yield decreased 8 basis points from 5.54% in 2010 to 5.46% in 2011, while the average balance of interest-bearing liabilities decreased $9.3 million or 4.09% from $228.3 million in 2010 to $219.0 in 2011 and the average rate paid on interest-bearing liabilities decreased 62 basis points.

The primary reasons for the decrease in non-interest income of $4.4 million or 51.01% from $8.6 million in 2010 to $4.2 million in 2011 are: (i) decreases in gain on sales of investment securities of $623,000 million; (ii) decrease in other income of $2.3; and (iii) a decrease in service charges on deposit accounts of $87,000; (iv) the recognition of $1.5 million gain on sale of merchant credit card processing accounts in 2010.  The decreases were partially offset by an increase of $146,000 in income from sales and servicing of Small Business Administration loans.

The primary reasons for the decrease in non-interest expenses of $3.6 million or 33.36% from $17.3 million in 2010 to $13.7 million in 2011 are: (i) a decrease of $353,000 or 9.91% in salaries and benefits; (ii) an decrease in expenses of $1.9 million or 61.78% associated with the Company’s foreclosed assets; (iii) an expense of $1.8 million that was recognized in 2010 in connection with a settlement with the FDIC that resulted in the issuance of various regulatory orders and the imposition of civil money penalties associated with the Bank’s card programs; and (iv) increase of $1.2 million in litigation settlement expenses.  The decreases were partially offset by an increase of $709,000 in professional fees.

The primary reason for the increase in the income tax provision of $4.8 million from a benefit of $1.4 million in 2010 to a provision of $3.4 million in 2011 was recording a valuation allowance for the entire amount of the deferred tax asset at December 31, 2011.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, projections of future performance including our financial condition and the potential action of our regulators. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.